Exhibit 3

To:	Enel Finance International N.V. 471, Herengracht 1017 BS Amsterdam The Netherlands
Attn.:	Mr. Fabrizio Vachez

Madrid, October 21st , 2014

Re.:  Euro 8,253,000,000 Intercompany Short Term Loan Facility Agreement

Dear Sirs,

We are in receipt of your letter agreement, which is set forth below in its entirety:

QUOTE:

To:	Enel Energy Europe, S.L.U. Ribera del Loira 60 28042 Madrid, Spain
Attn.:	Mr. Paolo Bondi

Amsterdam, October 21st , 2014

Re.:  Euro 8,253,000,000 Intercompany Short Term Loan Facility Agreement

Dear Sirs,
In execution of the resolution of our Board of Directors dated 30 September 2014 and according to our Binding Offer dated 30 September 2014, we are willing to grant to Enel Energy Europe, S.L.U. a short term loan facility up to the aggregate amount of Euro 8,253,000,000 upon the terms and subject to the conditions herein contained.

Please, transcribe this letter in full on your letterhead, sign and return it to us to signify your agreement and acceptance of any Terms and Conditions.

1

In particular Section 6), 10), 12), 17), 19), 20), 22), 24), 25), 26), 30) and 31) of the Intercompany Short Term Loan Facility Agreement n. 05/2014 have to be expressly approved for the purposes of Articles 1341 and 1342 of the Italian Civil Code.

Before the signing date, we kindly ask you to provide us with all documents as mentioned in the Annex 1 of the Intercompany Short Term Loan Facility Agreement n. 05/2014.

***

INTERCOMPANY SHORT TERM LOAN FACILITY AGREEMENT n.  05/2014 (hereinafter the “Agreement”)

BETWEEN

Enel Finance International N.V. and Enel Energy Europe, S.L.U. (hereinafter collectively referred to as the "Parties" and individually as the “Party”)

Terms and Conditions

1) BORROWER

Enel Energy Europe S.L., a legal entity, incorporated and operating under the laws of the Kingdom of Spain, having its corporate seat and its registered office at Madrid, c/ Ribera del Loira , 60, and registered with the Trade Register of the Chamber of Commerce of Madrid under the number B85721025 (hereinafter referred to as “EEE” or the “Company”).

2) BORROWER ACCOUNT	Current account with: Citibank International PLC, Madrid IBAN: ES76 1474 0000 1800 1248 0008 SWIFT:CITIESMXXXX
3) LENDER
Enel Finance International N.V., a legal entity incorporated and operating under the laws of the Netherlands, having its corporate seat and its registered office at Herengracht 471, 1017 BS Amsterdam, registered with the Trade Register of the Chamber of Commerce of Amsterdam under number

34313428.
4) LENDER ACCOUNT
Current account with:
CITIBANK, London
Account No.: 0017094701
IBAN:GB71 CITI 1850 0817 0947 01
Swift Code: CITIGB2L
or any other settlement instruction as agreed by the Parties and as timely communicated  by the Lender.

5) COMMITMENT	Aggregate amount up to 8,253,000,000 (eight billion two hundred fifty three million).
6) CURRENCY	Euro.
7) UTILISATION DATE
The Borrower may utilise the Commitment only one time since the signature of this Agreement (hereinafter the “Signing Date”).
The utilisation under the Terms and Conditions will be disbursed on 23 October 2014 (hereinafter the “Utilisation Date”) for the total amount of Euro 8,253,000,000 (eight billion two hundred fifty three million) (hereinafter the “Utilisation”).

8) REPAYMENT DATE
The Repayment Date of the Utilisation will be on 29 October 2014. On the Repayment Date  the principal amount of the Utilisation, the accrued interest and any other payments due under this Agreement become due and have to be repaid to the Lender.
.

9) TERMINATION DATE	31 December 2014. If the Termination Date is not a Business Day, the Termination Date of this Agreement will be the previous Business Day.
10) RATE OF INTEREST	Euribor plus a Margin.
11) INTEREST FIXING	Bloomberg page EUROO 1W INDEX The fixing of the Rate of Interest will be in advance 2 (two) Business Days before the Utilisation Date.
12) MARGIN	70 bps per annum
13) INTEREST PERIOD	The Interest Period will start on the Utilisation Date and will end on the Repayment Date.
14) DAYCOUNT FRACTION	Any interest under this Agreement will be accrued from day to day on the basis of Act/360 unadjusted.
15) BUSINESS DAY	Means a day on which the TARGET2 system is open for the settlement of payments in Euro and transactions can be effected in Amsterdam, Madrid, London and Rome.
16) INTEREST PAYMENT DATE	The Borrower shall pay interest on the last day of the Interest Period. If the date for the payment is not a Business Day, the payment will be made the following Business Day.

17) COMMITMENT FEE	Not applicable.
18) USE OF FUNDS	Payment of the purchase price for the acquisition from Endesa, S.A. of (i) 20.3% of the shares of Enersis, S.A. and (ii) 100% of the shares of Endesa Latinoamérica, S.A.
19) CHANGE OF TERMS AND CONDITIONS	Not applicable.
20) TAXATION
All payments due under this Agreement will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of Spain unless such withholding or deduction is required by law. In such event the Borrower will pay such additional amounts as shall be necessary in order that the net amounts received by the Lender after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable in respect of this Agreement in the absence of such withholding or deduction and taking into account the recovery of such withholding or deduction by the Lender (tax gross up).

The Lender shall, upon receipt of a written request of the Borrower, deliver to the Borrower a certificate of residence duly issued by the competent Tax authorities of its country of residence evidencing such Lender is resident for tax purposes in that country and, in the case of a Treaty Lender, also declaring that it is entitled to the benefits of the Tax Treaty.

Each Party shall notify the other as soon as it is aware of any change or expected change on withholding tax dispositions affecting all payments due under this Agreement.

21) GUARANTEE	Not applicable.
22) ASSIGNMENTS	The Borrower may not assign any of rights or benefits under this Agreement without the prior written consent of the Lender.
23) SENIORITY
In so far the Lender is a “persona especialmente relacionada” according to Spanish Insolvency Law, the obligations of the Borrower vis-á-vis the Lender will rank subordinated to any other unsubordinated obligations of the Borrower, otherwise they will rank pari passu with such unsubordinated obligations of the Borrower, save for such obligations as may be preferred by mandatory provisions of applicable law.

24) REPRESENTATION	The Borrower undertakes that any Representation made under the Terms and Conditions of this Agreement will be in full force and effect at any time until the Termination Date.
25) TERMINATION	This Agreement will be deemed terminated:

a) any of the events listed in article 1186 (Decadenza del Termine) of the Italian Civil Code should occur; b) pursuant to article 1454 (Diffida ad Adempiere) of the Italian Civil Code; c) in case of withdrawal of the Lender as consequence of any event qualified as cause (“Giusta Causa”) under the article 1845 of the Italian Civil Code; d) pursuant to article 1456 of the Italian Civil Code (Clausola Risolutiva Espressa) for the events listed below (Events of Default):

(i) Non payment The Borrower fails to pay any amount of principal, interest or any other sum payable under this Agreement, in the currency and in the manner specified herein, unless the Borrower has remedied within ten Business Days of the due date for payment (the “Grace Period”), by paying all sums as are at such time due from it together with interest on the basis of Section 10) and Section 12) above, plus an addition default margin of 1.00% and all costs and expenses, if any, incurred by the Lender.

(ii) Insolvency - Insolvency procedures The Borrower is declared insolvent or makes a general assignment for the benefit of or a composition with its creditors or any steps are taken or legal proceedings are started for the dissolution, or winding up of the

Borrower or for the appointment of a receiver, administrator, or similar officer of the Borrower or all or any of the assets of the Borrower.

(iii) Misrepresentation In case of any representation or statement made or deemed to be made by the Borrower in this Agreement is incorrect in any material aspect when made. The misrepresentation will be an Event of Default after 30 (thirty) calendar days (the “Grace Period”) following the notice sent from the Lender to the Borrower.

(iv) Change of Control a) the Borrower ceases to be controlled by Enel Group; b) the Borrower merges or agrees to merge all or a substantial part of the business, asset or undertaking of the Borrower with any other person or entity and the creditworthiness of the Borrower following that merger is or will be, in the opinion of the Lender, materially weaker than the creditworthiness of the Borrower prior to the relevant merger. To this effect, “Enel Group” means Enel S.p.A. and the controlled companies pursuant to Article 2359 of the Italian Civil Code, as well as the companies controlled by a controlled company.

The Borrower shall promptly notify the

Lender upon becoming aware of any of the events describe above.
26) PREPAYMENT:
- Mandatory
The Borrower shall repay totally the outstanding utilised amount of the facility, the accrued interest and any other payments due under this Agreement upon the occurrence of an event indicated in the Section 25 of this Agreement with no penalty other than Break Costs (if applicable):
• immediately, as consequence of any Event of Default as indicated in Paragraphs d) (ii) and d) (iv) of Section 25;
• after the Grace Period as indicated in Paragraphs d) (i) and d) (iii) of Section 25.
In addition to the above, should the Borrower receive any liquid dividend on the shares of Endesa, S.A. owned by the Borrower before the Repayment Date, the Borrower shall repay the outstanding utilised amount of the facility  on the same date in which the Borrower receives any such dividend and for the amount so received net of taxes.

27) BREAK COSTS
Unless otherwise stated, whenever a payment is made by the Borrower on a day other than the last day of an Interest Period, the Borrower shall pay Break Costs to the Lender on such payment.

"Break Costs" means the amount (if any) by

which:

(a) the interest which the Lender should have received for the period from the date of receipt of all or any part of an Utilisation to the last day of the current Interest Period in respect of that Utilisation, had the principal amount received been paid on the last day of that Interest Period;

exceeds:

(b) the amount which the Lender would be able to obtain by placing an amount equal to the principal amount received by it on deposit with a leading bank in the European interbank market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

28) ANNEXES	Annex 1: Conditions Precedent to Signing.

29) COMMUNICATIONS AND NOTICES
Any communication to be made under or in connection with this Agreement shall be made in writing (may be made by fax, or by letter) and anticipated by e-mail.

The addresses for the communication are:

For the Borrower:
Address: Ribera del Loira 60
Phone number: + 34 91 213 93 66

Fax:+ 34 91 213 15 74
e-mail: a.garcia@endesa.es
Attn.: Adolfo García Nombela.

For the Lender:
Address: Herengracht 471
1017 BS Amsterdam
The Netherlands
Phone number: +31 20 5818 774/779
Fax: +31 20 5218 799
e-mail: : efi.mailbox@enel.com
Attn.: Authorized representative of Enel Finance International N.V.

30) GOVERNING LAW	Italian Law.

31) JURISDICTION
The Borrower and the Lender hereby irrevocably agree that the Italian jurisdiction and the courts sitting in Rome shall have exclusive jurisdiction to settle any disputes which may arise in connection herewith and, for such purposes, irrevocably submits to the jurisdiction of such courts. Such submission  to the jurisdiction of the courts of Rome shall not limit the right of the Lender to take proceedings against the Borrower in any court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction (whether concurrently or not) to the extent permitted by applicable law.

32) ADMINISTRATION
The Lender will determine the interest amount payable, giving written notices to the Borrower.
In the event that an error is made when calculating the applicable Rate of Interest, verified at any moment during the current Interest Period, the Lender will immediately rectify it, and this rectification will be applied to the initial date of application of the incorrect rate.

33) MISCELLANEOUS
The Annex 1 is an integral and substantial part of this Agreement.
Any amendment or supplement hereto shall be valid and effective only if formalized in writing and signed by authorized representatives of the Parties.

***

Sincerely yours,
Enel Finance International N.V.

By: /s/ Fabrizio Vachez
Name: Fabrizio Vachez
Title: Chief Operating Officer

Annex 1

CONDITIONS PRECEDENT TO SIGNING

Before the Signing Date of this Agreement the Borrower shall  provide the Lender with all the following documents:

1.	a copy of the complete and up-to-date by-laws of the Borrower;
2.	a copy of the resolution of the Board of Directors (or Shareholders Meeting as the case may be) of the Borrower, approving the conclusion of this Agreement with Enel Finance International N.V.;
3.
a copy of the power of attorney authorizing an authorized signatory to execute this Agreement and any other document designated as finance documents or formal documents in relation thereto on behalf of the Borrower;

4.	a specimen of signature of each person authorized in the abovementioned point 3).

UNQUOTE:

We fully accept and agree to all above terms and conditions and signify our agreement by executing this letter.

We expressly approve the 6), 10), 12), 17), 19), 20), 22), 24), 25), 26), 30) and 31) for the purposes of Articles 1341 and 1342 of Italian Civil Code

Enel Energy Europe, S.L.U.

By: /s/ Paolo Bondi
Name: Paolo Bondi
Title:

Enel Energy Europe, S.L.U.

By: /s/ Salvador Montejo Velilla
Name: Salvador Montejo Velilla
Title: